UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________
Form or Registration No.:_____________________________
Filing Party:_______________________________________
Date Filed:________________________________________
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

The following is a transcript of a webcast that has been made available on Barrick Gold Corporation's website.  In order to access this webcast, investors must agree to the following:

Investors and security holders are advised to read the tender offer statement by Barrick Gold Corporation related to the proposed tender offer for the outstanding common shares of NovaGold Resources Inc. when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the tender offer statement when it becomes available and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free when it becomes available from Barrick Gold Corporation on the website or by directing a request to Barrick Gold Corporation’s investor relations department.

Barrick Offers to Acquire NovaGold and Pioneer Metals

CORPORATE PARTICIPANTS

Jim Mavor
Barrick Gold Corporation - VP, IR
Greg Wilkins
Barrick Gold Corporation - President, CEO

CONFERENCE CALL PARTICIPANTS

John Bridges
JPMorgan - Analyst
Victor Flores
HSBC - Analyst
Patrick Chidley
[PJM] - Analyst
Mark Smith
Dundee Securities - Analyst
Michael Fowler
Desjardins Securities - Analyst
Mike Emmerman
Neuberger Berman - Analyst
Justin Andy
[BlackRock Capital] - Analyst
Brad Scott
Citigroup - Analyst
Tanya Jakusconek
National Bank Financial - Analyst

PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Barrick Gold conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. As a reminder, this conference is being recorded Monday, July 24th. I would now like to turn the conference over to Jim Mavor. Please go ahead, sir.

Jim Mavor - Barrick Gold Corporation - VP, IR
Thank you, operator. Good morning, ladies and gentlemen, and thank you for joining us on this call for the investment community, which is being webcast on a live, listen-only basis. The news releases that were issued earlier this morning can be obtained at www.barrick.com or by calling our investor relations department. Barrick's investor relations would be pleased to respond to questions after the call, and our media relations department will do likewise.

I am here today with Greg Wilkins, our President and CEO, who will discuss our offers to acquire NovaGold and Pioneer Metals.

As a reminder, we will not be discussing our second-quarter financial results, which are scheduled to be released after market close on Wednesday, August 2nd. Management will be making forward-looking statements during the course of this conference call. For a complete discussion of the risks, uncertainties and factors which may lead to our actual financial results and performance being different from the estimates contained in our forward-looking statements, please refer to our year-end report or our most recent AIF filing.

Now, I'll turn it over to Greg.

Greg Wilkins - Barrick Gold Corporation - President, CEO
Thanks, Jim. Good morning, everyone. I certainly appreciate you joining us on such short notice this morning. Really here today to discuss the announcement of the bid for NovaGold and the agreement we have to acquire Pioneer Metals. I just wanted to say that, really, this is a continuation of the momentum that we have now been building for the last couple of years, starting with the projects, the new mines that we have opened, followed on by the Placer acquisition and now the potential acquisition of Nova, which we think is an excellent fit for our project pipeline.

But before I actually get into that, I just wanted to give you a bit of an update on how we're doing. Obviously, we have had a lot of work to do over the course of the last six months integrating Placer Dome, and I'm very pleased with the progress that we have made. We really have, in the last six months, virtually completed the integration. Of course, there will be a lot of work to integrate the cultures and so on and so forth. But we have got the new organizational structure working efficiently. We have got all of the lines of reporting in place, and we're in the process of doing detailed reviews of all of the operations and are frankly very pleased with what we are finding, notwithstanding a little bit of the disappointment of the first-half production estimates for a couple of the Placer assets.

We are on track to achieve our $200 million in synergies for a full run rate in 2007, and it looks like we will be able to achieve [order of] roughly half of that, even in 2006, so that is going along well. We have been able to, between myself and Peter Kinver and other members of the management team, get out to the operations. I can say that I'm very pleased with the way that the integration is going, certainly at the mine site level, and the interaction of the management teams from the various mines trading off ideas and working cooperatively to improve not just Placer assets but even our own assets. So the mixing of people is generally developing sort of a best practices approach. We are very excited about the exploration potential at many of the Placer sites, particularly at Cortez Hills, Bald Mountain and Porgera, definite standouts. We are also very pleased with the projects that we have acquired, being Pueblo Viejo and Donlin Creek. Of course, Donlin features into this transaction. We remain on track for our full-year production and cost guidance for both copper and gold, and we're looking for higher levels of production from Cortez, North Mara. And, of course, we started up Cowal, which will have a full six months in the second half. And, of course, we have been making continued progress on the reduction of the Placer hedge book, as we said we would.

So turning our attention to the transactions on the table this morning, I thought I would just quickly run over the NovaGold assets for you. Nova is a smaller company and may not be familiar to everyone. First of all, NovaGold is located exclusively in North America, very important from a geopolitical perspective. Donlin Creek, where we are earning a 70% interest and we're the operator of that project in partnership with NovaGold, and so we are obviously very familiar with that asset, and believe it has excellent exploration potential. But clearly, this transaction consolidates the ownership of Donlin Creek. Donlin is located in Southwest Alaska. It's one of the largest undeveloped gold deposits in the world, measured indicated gold resource of almost 15 million ounces at good grades, on the order of 2.75 grams of gold per ton. There's a significant inferred resource of some 14 million ounces at similar grades.

The second major asset that Nova has is a project known as Galore Creek. This is located in British Columbia. It's only about 75 kilometers from Eskay Creek and is really a world-class copper/gold project, with significant M&I gold resources and inferred reserves, and also very significant copper resources and inferred reserves. Equally, because we have already been operating at Eskay Creek for many years, we have excellent familiarity with operating in that region and we have a very collaborative relationship with the First Nations community up there. NovaGold also has two other properties in Alaska, the Nome operations in Ambler and a portfolio of early-stage exploration properties, all located in the same general location. So what does it mean when you look at it put together? Donlin Creek, Galore Creek and the Nome operations with Ambler represents gold ounces of about 12 million measured and indicated, and another 13 million ounces of inferred; significant silver, some 75 million ounces measured and indicated, and a very significant inferred position; and then, copper, about 6.8 billion pounds of measured and indicated and almost the same again in the inferred category. They also have some $250 million of cash and marketable securities. So very robust, but very straightforward portfolio of assets.

Now, the rationale for us, I think, is pretty straightforward. When you just look at the assets and the fit, it's very logical. Clearly, the challenge -- and I think all of our investors have talked to me at some point in time about how can we continue to maintain our production levels at such a high level, how can we replace our reserves and how can we grow reserves? I think the acquisition of these two principal assets is a very logical way to go about meeting some of those challenges.

These assets play to our strengths. We have had significant experience in the development front, significant experience in the permitting front. We see the acquisition of Nova and these two principal projects as being a very logical fit. Both projects are still at the early stages, and so have excellent exploration potential. So there's continued growth beyond just what we are seeing in the indicated reserve and resource classifications.

We also are attracted by the fact that the assets are located in North America. It helps with our geopolitical balance, and of course we have seen challenges in different parts of the world. Having a portfolio of assets anchored in North America, I think, is a very reassuring factor. We believe that the acquisition of Pioneer will also speed up the development of Galore Creek, as it consolidates the land position, to enable that project to go ahead. There's really a minimal integration risk here. Since we already manage one of two of the projects, taking on a second project, albeit a major project, is something that we can comfortably absorb.

The bid for Nova is an all-cash bid, $14.50 a share US, represents a 24% premium to the closing price of Nova shares on AMEX on Friday. It's a very straightforward structure, 35-day takeover bid with a minimum take-up condition of 75%. The deal will be financed out of existing cash and credit facilities within Barrick. The deal itself represents about $1.5 billion, and backing out the cash and marketable securities represents about a $1.25 billion price tag for the assets. So by doing it in cash, we also increase our leverage to gold and copper prices, and clearly it shows the strength of our balance sheet to be able to do it.

The offer on Pioneer is $1 a share. Again, this is a significant premium, albeit a relatively small company. Again, same type of structure, 35-day bid structure. In this case, we have a lockup, with key shareholders representing over 40% of the shares, and we have a right to match. As I mentioned a little earlier, Pioneer really just has a nice collection of assets in the same general vicinity as Nova, and will facilitate the development of the Galore Creek project.

So what does it mean from a Barrick perspective? You can see it obviously enhances our North American asset base. We already have a very significant presence in North America, with proven and probable reserves almost 45 million ounces, but our measured and indicated resources go from 22 million ounces to over almost 35 million ounces, and the inferred category jumps from 14, almost 15 million ounces to 28 million ounces. Of course, that's really the source for new reserves and reserve replacement. With respect to the project pipeline, which is a key element of our strategy, as we have talked about, really, for quite a while now, we now have the Pascua, Cortez, Pueblo Viejo, Donlin, Galore, Reko Diq, Ruby Hill and Buzwagi, representing a very significant position of proven and probable reserves, measured and indicated resources and significant inferred resources plus expiration potential, which is all about the ability to replace and grow reserves. So, while I won't do the math for you, I think it's fair to judge that it's a very significant position, and positions us well to meet the challenges that we have, being the size of company that we are. But it isn't just a goal that we picked up. We also have significant reserve addition potential in silver and in copper. Again, you can see the numbers on the chart. Clearly, between Galore Creek and Reko Diq, which we acquired earlier this year, a very significant contribution to silver and copper resources.
Now, how does it create value for the Barrick shareholders, which is really the key element to this transaction? It clearly strengthens the pipeline of projects that we have. It adds expiration and reserve replacement and growth potential. It's a great fit because it consolidates the ownership of Donlin Creek. We now get 100% of the upside for 100% of the effort and the investment. We think we're well-positioned with the Pioneer transaction. And, of course, our strong balance sheet allows us to go forward with the development projects without equity dilution. And, of course, these development projects play to the strength of the Company that we have been developing over the last number of years. And, of course, we have good leverage, having operated in British Columbia with good community relations. Of course, overall, it improves our geopolitical risk profile with the combination of US and Canadian assets. So in summary, the acquisition enhances the North American portfolio, excellent potential at Donlin and Galore Creek, excellent opportunity to add significant gold and copper production. The all-cash bid increases Barrick's gold and copper exposure. I think with the way that we have structured the transaction and the full price that we put on the table for Nova, we have high confidence that we will be successful in concluding the deal. So with that brief presentation, I'd like to open it up for questions, operator.

QUESTIONS AND ANSWERS

John Bridges - JPMorgan - Analyst
I see on the map Eskay Creek and Galore Creek are pretty close together, although in that part of the world that probably doesn't mean everything. But what sort of synergies, if any, can you see between those two?

Greg Wilkins - Barrick Gold Corporation - President, CEO
I think there's a few. As we wind down Eskay, we are certainly going to be making manpower available and technical expertise. So there is going to be a nice transition for us up there. Community relations is also going to be very helpful, given that the Tahltans, who we have been working with at Eskay Creek for some time, are also operating in the same area as Galore Creek. Clearly, government relations, since we are known to the ministry -- and I wouldn't suggest that at this stage we see much in the way of cost synergies since, as you are correct to point out, that 75 kilometers is short as the crow flies, but it would probably be quite a significant different sources of access to get to either of the projects.

John Bridges - JPMorgan - Analyst
Pioneer -- wasn't that the source of the hydro power for the Galore Creek?

Greg Wilkins - Barrick Gold Corporation - President, CEO
No, that's Pacific Coast Mountain, I think, where Nova has a transaction under way to acquire the power.

John Bridges - JPMorgan - Analyst
So what does Pioneer bring, then? Is it just surface rights, land access?

Greg Wilkins - Barrick Gold Corporation - President, CEO
It's a consolidation of the land position that enables, I think, a more fulsome development of the Galore Creek project.

Victor Flores - HSBC - Analyst
I can fully see the rationale for the transaction, but I was wondering if you could address the timing of the decision to acquire NovaGold in the context of two things -- one, that the integration of the Placer assets is still going; and secondly, in the sense that you control the timing of events, Donlin Creek is unlikely to go anywhere until Barrick commits to it. Galore Creek seems to me a bit large for NovaGold to do on their on. So it seems that you did have a bit of luxury of time, and I was wondering if you could address why the decision has been made to go ahead with this now?

Greg Wilkins - Barrick Gold Corporation - President, CEO
I think the first thing you mentioned is the integration of Placer, and we were clearly not going to take on anything until we were very comfortable that that integration was well enough advanced that it wasn't imposing any additional risk from an operational standpoint. These two assets are very attractive to us, in some respects, because Nova initiated the bid for Pioneer.

It was a bit of a catalyst to really step in and take control over the way the accumulation of the assets would occur. We think that value will be created through the ongoing efforts, and so we just thought it was good timing to move forward. Also, there is obviously a significant amount of work to be undertaken in developing the feasibilities and to complete the permitting. So we were anxious to certainly have a major influence on the development of those elements for both of the projects.

Victor Flores - HSBC - Analyst
Just a follow-up with respect to some of the technical aspects of these projects -- you're obviously familiar with Donlin. Are you comfortable with the work that at least has been made public with respect to Galore?

Greg Wilkins - Barrick Gold Corporation - President, CEO
Yes, we are very comfortable with the public information. We have obviously spent quite a bit of time assessing that information, based on our knowledge of the operating situation in BC, and Eskay gives us an excellent source of data. Obviously, we have been active in looking at new projects, and have been building projects or are very familiar with what has been happening on the cost side. Because of our involvement in British Columbia, we have a pretty decent handle on the timelines associated with permitting.

Donlin, because we are the operator, we're extremely familiar with what's going on up there. I would say that on the Donlin Creek side, that we're finding there's a great opportunity as we continue to do the exploration work; the timelines that Placer had put into the marketplace will be, I think, characterized -- I would characterize them as on the optimistic side. So it is going to take time to bring something of that order of magnitude to fruition. Like all new projects, there are certainly major infrastructure challenges that we need to meet. But we think that that's how you create value for the shareholders. That's how, by being able to build projects, and we have built the internal expertise to do that, we feel that it's a great risk-reward opportunity for us.

PatrickChidley - [PJM] - Analyst
I just wanted to ask a couple of questions about, in particular, Galore Creek, these Grace claims that Pioneer have control. Could you maybe just walk us through why did the Pioneer acquisition -- why it was so important? And what do they have, what do they bring to the whole Galore Creek project?

Greg Wilkins - Barrick Gold Corporation - President, CEO
If you look at the prefeasibility study that's been published on Galore Creek, the Grace claims, which Pioneer and NovaGold have an arrangement on, has been highlighted as the source for the tailings [empowerment] area. I think that NovaGold really initiated a bid for Pioneer in order to be able to bring that ground position together, so that they would be able to go forward with the prefeasibility study as had been intended. So it was consolidating that position, and that needs to happen for the timely development of Galore Creek. So it's an important piece of ground. The parties had had some difficulty in coming to terms on it, as we can see from the public record. We just thought it was prudent to be able to bring the whole package together so that the Galore Creek development could get underway as quickly as possible.

PatrickChidley - [PJM] - Analyst
What are your permitting timelines that you'd expect in British Columbia, given that at least NovaGold was going to complete a feasibility study this year on that project? When would you expect you -- what would be the timeline into production here?

Greg Wilkins - Barrick Gold Corporation - President, CEO
Well, we're going to conclude the transaction and get into a more rigorous review, I think, before we start to commit to the timelines.

Patrick Chidley - [PJM] - Analyst
Just to go back to Eskay Creek, are there any other synergies, in terms of the Eskay Creek sites, in terms of -- would that be used at all as part of the Galore Creek project, or is that completely separate?

Greg Wilkins - Barrick Gold Corporation - President, CEO
I think in a material sense, we should really view it as separate.

Mark Smith - Dundee Securities - Analyst
What would your intention be for the Nome assets? I mean, it's largely Placer, with a very, very tiny bedrock gold deposit there.

Greg Wilkins - Barrick Gold Corporation - President, CEO
I think it's just a bit early. They are not the cornerstone to the bid transaction. But we will, like consistent with what we're doing with a number of other things, we will take a look at them and see whether they fit within our strategy or whether there's an alternative strategy that might be better suited to them.

Mark Smith - Dundee Securities - Analyst
Then Ambler -- I know very little about that project. Perhaps you can enlighten me on that?

Greg Wilkins - Barrick Gold Corporation - President, CEO
I would say same thing with respect to the Nome operations -- really, really targeted here on the two major projects that we're interested in.

Mark Smith - Dundee Securities - Analyst
Maybe you could just update us on how much work Barrick has done on Donlin Creek since the Placer acquisition?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We have been doing our technical review to really understand exactly the status of Donlin, and we have a very significant exploration program underway. I think we're intending to spend about $50 million on the project this year. Obviously, looking to evaluate some of the infrastructure challenges, looking at the permitting side. It's really our intention, later in the year, to give the investment community sort of a more fulsome update on all of the projects that we have in our portfolio.

Mark Smith - Dundee Securities - Analyst
Just in terms of drilling and so on and so forth, that $50 million -- was it about half or looking at power, et cetera, et cetera, and about half for drilling?

Greg Wilkins - Barrick Gold Corporation - President, CEO
I would have to get back to you on that. I don't have that on the top of my head.

Michael Fowler - Desjardins Securities - Analyst
First off, I presume one would classify this as being a hostile bid. Have you had any discussions with the NovaGold management?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We have had some ongoing discussions with the management team going back to March-ish, talking about a variety of different ideas and different opportunities. But we never had a -- certainly haven't had a very recent conversation about this acquisition with the Nova management team.

Michael Fowler - Desjardins Securities - Analyst
So I presume that they did not want to enter into, I guess, a lockup agreement or friendly agreement?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We never really engaged in discussions about acquiring the Company as a whole. The nature of the discussions we had just weren't really going towards fruition or coming to fruition, and we are obviously very attracted by the asset potential and the fit within Barrick's strategy for these assets, so we decided to put forward the offer. We welcome the opportunity to talk to the Nova management team going forward.

Michael Fowler - Desjardins Securities - Analyst
Fair enough. Just on another point, Galore Creek is really a copper project with gold byproduct credits. Does this mean to say that Barrick is moving the ship towards more base metals?

Greg Wilkins - Barrick Gold Corporation - President, CEO
No, we are looking for high-quality gold assets, and I think that we talked in the past about copper/gold projects as being sort of the wave of the future. This has the characteristics of being a long-life asset. We believe that there's the opportunity for very good financial returns here. We like the geopolitical risk profile, being in Canada. We can always manage the amount of copper contribution to the Company through any number of structures. So we actually thought that when we were going to be in any way diminishing value or diminishing our focus on gold, there are clearly ways to go about dealing with that.

Michael Fowler - Desjardins Securities - Analyst
I think Placer Dome actually talked about a pre feasibility study on Donlin Creek for the fourth quarter of last year. I don't remember seeing anything or hearing anything. Can you comment on any pre feasibility study that was done?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We still have a lot more work to do, to get to a pre feasibility study. It's one of those situations where the opportunity from an exploration standpoint continues to express itself in different ways. So trying to define what the project looks like is still a bit of a ways off.

Michael Fowler - Desjardins Securities - Analyst
Capital expenditures for both projects would be about $3 billion?

Greg Wilkins - Barrick Gold Corporation - President, CEO
Again, it's early. I think, if you look at some of the published information on the scope of projects, these are obviously very major projects, with major CapEx. That's really what we're targeting, are the major long-life projects where we can build a lot of value over the long run and make significant investments. It's one of the, I think, unique features of the Company, of the seniors, to be able to go out and build those large projects and create value. That's our niche in the world, I think, as the industry is unfolding. So it's nice to have a good pipeline of projects. We move them forward, and the best projects come to the front. It gives us, I think, incredible flexibility in terms of being able to replace reserves, grow reserves and production.

Operator
Michelle Stein, Neuburger Berman.

Mike Emmerman - Neuberger Berman - Analyst
It's Mike Emmerman. Michelle and I are here together. We are substantial holders of both Barrick and Nova. Just curious - the 75% compliance for the deal might prove a little difficult between Nova management and large holders of the stock, depending on valuation parameters. I'm just curious -- you've had no discussion with Nova about this pricing? I'm wondering if you had discussions with any of the large holders?

Greg Wilkins - Barrick Gold Corporation - President, CEO
No, we have not have discussions with any of the large holders or the management on the pricing of the offer.

Mike Emmerman - Neuberger Berman - Analyst
It just seems somewhat problematic at 75%.

Greg Wilkins - Barrick Gold Corporation - President, CEO
Well, I think the offer is a good offer. I think it's a full reflection of the opportunity and the risks associated with the opportunity. We spent a lot of time, obviously, trying to come up with a price that we think is full and fair, and we landed at $14.50.

Mike Emmerman - Neuberger Berman - Analyst
Okay, we shall see. Thank you.

Justin Andy - [BlackRock Capital] - Analyst
I was just wondering if you could tell me what you plan on doing with the NovaGold warrants.

Greg Wilkins - Barrick Gold Corporation - President, CEO
We're treating this as a fully-diluted transaction. All the numbers that I've quoted is on a fully-diluted basis. So I imagine the warrants, if they are in the money, will be exercised, and the bid will extend to those warrants as well.

Justin Andy - [BlackRock Capital] - Analyst
So a forced conversion upon the closing of the deal?

Greg Wilkins - Barrick Gold Corporation - President, CEO
Yes.

Brad Scott - Citigroup - Analyst
I'd just like to focus on some of the financial metrics, perhaps from the credit side, just for a moment. I'm not really familiar with NovaGold, but am I right to say this doesn't generate any cash? This is simply reserves that you'll harvest in the future? I would like to also just ask about the funding mix, using cash off your balance sheet, and then how much incremental debt you expect to use to fund the purchase?

Also, just on a pro forma basis, taking into account pensions and possible short-term debt that Nova has, what do you expect to have?

Greg Wilkins - Barrick Gold Corporation - President, CEO
Well, we are using existing cash resources and lines of credit, and we'll be financing out most or all of the purchase price through a long-term financing structure as we reposition the balance sheet going forward. There's not a lot of material; there is no debt within Nova itself. There's no material off-balance sheet obligations within Nova. So the Nova transaction doesn't bring any additional debt to the Company. In fact, they bring about $250 million worth of cash and marketable securities. So, obviously, we're generating very significant cash flow from our operations, and our balance sheet remains a very strong investment-grade balance sheet. So we're not looking to undermine any of those criteria as we move forward with this acquisition.

Brad Scott - Citigroup - Analyst
Is there actually a pro forma leverage number that you are able to mention?

Greg Wilkins - Barrick Gold Corporation - President, CEO
No, not at this point.

Brad Scott - Citigroup - Analyst
When you did the placer transaction, it was predominantly equity. You have a reputation for being a reasonably bond-friendly company in M&A. Does this change the course in terms of you using some portion of debt to fund this transaction?

Greg Wilkins - Barrick Gold Corporation - President, CEO
No. We are very focused on having and continuing to have a strong balance sheet and fund our operations prudently. Non of that has changed. I think our balance sheet, particularly with the equity offering that we did with Placer, is very robust. The debt-to-market-cap ratios are very low. So we can comfortably use some of the capital and liquidity within our balance sheet without undermining the credit quality of the Company.

Tanya Jakusconek - National Bank Financial - Analyst
Does Barrick hold any shares in NovaGold at this point?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We do not.

Tanya Jakusconek - National Bank Financial - Analyst
Just on the prefeasibility of Donlin, can you just give us an idea when we would have some sort of information on that?

Greg Wilkins - Barrick Gold Corporation - President, CEO
There's a lot of work going on at the moment, and what I'd like to do is really bring together the status of all of our development projects in the fall, so we can give everybody a more thoughtful, comprehensive look at all of them and share with you what the plans are and what the timing looks to be. Obviously, with permitting timelines these days, it's difficult to just offer up a particular timeframe without understanding the issues and the dynamics that go into them.

Tanya Jakusconek - National Bank Financial - Analyst
Maybe you can remind me of your earn-in. I use to remember it was tied into bringing it in at a certain time for production and permitting, et cetera. Can you remind me of that, to earn in your 70%?

Greg Wilkins - Barrick Gold Corporation - President, CEO
We needed to deliver a bankable feasibility study by November of 2007, and that secures the 70% interest.
Okay, well, that's the questions that we have. So I want to thank everybody for joining us. I think that this announcement is yet another important step forward in continuing to grow Barrick and to continue to create value for the shareholders. I think it's also a good transaction for the NovaGold shareholders, as it offers a full and fair cash price, and certainly overcomes a number of the risks that would be inherent in two large-scale developments within a relatively small company. So I think it's a great fit on both sides.

So with that, don't hesitate to call our investor relations folks if you have more questions that come to mind. We will look forward to catching up with you next week when we announce our second-quarter results. So thanks again, everybody, for joining us.

Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and asked that you please disconnect your lines.

END OF PRESENTATION

Full details of the offer will be included in the formal offer and take-over bid circular to be filed with the securities regulatory authorities and mailed to NovaGold shareholders. Barrick expects to have the take-over bid documents filed as soon as possible. The offer will be open for acceptance for at least 35 days following the commencement of the offer. The offer will be subject to certain conditions, including receipt of all necessary regulatory clearances, absence of material adverse changes and acceptance of the offer by NovaGold shareholders owning not less than 75 per cent of the NovaGold common shares on a fully-diluted basis. Once the 75 per cent acceptance level is met, Barrick intends, but is not required, to take steps to acquire all outstanding NovaGold common shares.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

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Additional Information

Barrick’s mineral resources have been calculated as at December 31, 2005 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick's mineral resources constitute or will be converted into reserves. For more information on Barrick’s mineral resources and mineral reserves and for a description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick Gold Corporation cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick Gold Corporation to be materially different from the Barrick Gold Corporation's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which Barrick Gold Corporation carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick Gold Corporation’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick Gold Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.